Exhibit 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “commits,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, future organic growth, industry and business trends, business strategy and plans, shareholder value creation (including our ongoing strategic review and related productivity enhancements and cost reductions, as well as our ability to refinance or meet our debt obligations), our market growth, position and our objectives for future operations, including our ability to maintain relationships with customers, the potential benefit of the terms of our contract renewals, the impact (illustrative or otherwise) of the renewed agreements with MTN Nigeria (including certain rebased fee components) on our financial results, the impact of disposals in Kuwait and Rwanda, the impact of currency and exchange rate fluctuations (including the fluctuations of the Naira) and other economic and geopolitical factors on our future results and operations, the outcome and potential benefit of our ongoing strategic review, including our ability to make commercial progress, increase Adjusted EBITDA and cash flow generation and reduce debt, our objectives for future operations, and the timing of any of the foregoing.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	non-performance under or termination, non-renewal or material modification of our customer agreements;
●	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
●	a reduction in the creditworthiness and financial strength of our customers;
●	the business, legal and political risks in the countries in which we operate;
●	general macroeconomic conditions in the countries in which we operate and the wider global economy, including any impact of potential tariffs imposed by foreign governments;
●	changes to existing or new tax laws, rates or fees;
●	foreign exchange risks, particularly in relation to the Nigerian Naira, and/or ability to hedge against such risks in our commercial agreements or to access U.S. dollars in our markets;
●	the effect of regional or global health pandemics, geopolitical conflicts and wars and acts of terrorism including, but not limited to, or as a result of, political instability, religious differences, ethnicity and regionalism in emerging and less developed markets;
●	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (and Project Green);
●	our inability to successfully execute our business strategy and operating plans, and manage our growth;

●	our reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, supply chain issues or for other reasons;
●	our estimates and assumptions and estimated operating results may differ materially from actual results;
●	increases in operating expenses, including fluctuating costs for diesel or ground leases;
●	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
●	loss of tenancies or customers;
●	risks related to our indebtedness;
●	changes to the network deployment plans of mobile operators in the countries in which we operate;
●	a reduction in demand for our services;
●	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
●	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
●	our failure to integrate recent or future acquisitions;
●	the identification by management of material weaknesses in our internal control over financial reporting, which could affect our ability to produce accurate financial statements on a timely basis or cause us to fail to meet our future reporting obligations;
●	increased costs, harm to reputation, or other adverse impacts related to increased intention to and evolving expectations for environmental, social and governance initiatives;
●	our reliance on our senior management team and/or key employees;
●	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
●	inability to raise financing to fund future growth opportunities or operating expense reduction strategies;
●	environmental liability;
●	inadequate insurance coverage, property loss and unforeseen business interruption;
●	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
●	disruptions in our supply of diesel or other materials, as well as related price fluctuations;
●	legal and arbitration proceedings;
●	our reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
●	risks related to the markets in which we operate, including but not limited to local community opposition to some of our sites or infrastructure, and the risks from our investments into emerging and other less developed markets;
●	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;

●	loss or damage of assets due to security issues or civil commotion;
●	loss or damage resulting from attacks on any information technology system or software;
●	loss or damage of assets due to extreme weather events whether or not due to climate change;
●	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
●	risks related to our status as a foreign private issuer; and
●	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Particularly in the ESG context, materiality is subject to various definitions that often differ from, and are generally more expansive than, the definition under US federal securities laws. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise. Additionally, references to any website or other documents contained in this Form 6-K are provided for convenience only, and their content is not incorporated by reference into this Form 6-K.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

●	“2026 Notes” refers to our $500 million 5.625% Senior Notes due 2026.
●	“2027 Notes” refers to our $940 million 8.000% Senior Notes due 2027.
●	“2028 Notes” refers to our $500 million 6.250% Senior Notes due 2028.
●	“2030 Notes” refers to our $550 million 7.875% Senior Notes due 2030.
●	“2031 Notes” refers to our $650 million 8.250% Senior Notes due 2031.
●	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
●	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
●	“Articles” refers to our second amended and restated memorandum and articles of association, adopted by special resolution dated June 28, 2024.
●	“Brazilian Real” and “BRL” refers to the lawful currency of the Federative Republic of Brazil.
●	“Carbon Reduction Roadmap” refers to our strategy for decreasing our emissions, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50% by 2030, using 2021 emissions data as the baseline.

●	“CBN” refers to the Central Bank of Nigeria.
●	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period, adjusted for the reintegration of previously lost tenancies. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
●	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
●	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
●	“Contracted Revenue” refers to lease fees to be received from the existing Tenants of Key Customers for the remainder of each Tenant’s current contractual site lease term, lease fees to be received from the existing Lease Amendments of Key Customers for the remainder of each Lease Amendment’s current contractual term and lease fees to be received from Key Customers where we provide fiber access to an OLT for the remainder of the relevant contractual term, as of a specified date. In aggregating Contracted Revenue, we have taken the average lease rate for our Key Customers, which is applied to the remaining term of the tenancies, lease amendments and fiber access of each Key Customer, assuming constant foreign exchange rates, no escalation of lease rates despite contractual provisions in our MLAs in that regard, no new Tenants, new Lease Amendments or new access to fiber, no amendments to our existing MLA terms and no Churn. See “Risk Factors — Our Contracted Revenue is based on certain estimates and assumptions and actual results may differ materially from such estimated operating results.”
●	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

●	“IFRS” refers to International Financial Reporting Standards which have been developed by the International Accounting Standards Board (“IASB”).
●	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
●	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
●	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil and Telkom South Africa.
●	“Kuwait Disposal” refers to our disposal of IHS Towers’ 70% interest in IHS Kuwait Limited to Mobile Telecommunications Company K.S.C.P. (Zain Kuwait). The transaction completed in December 2024.
●	"Latam” refers to our business segment that includes our markets in Latin America, which currently are Brazil and Colombia, but historically included Peru prior to the completion of the sale in April 2024.
●	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
●	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this Report.
●	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers or other towers on which they are present, including maintenance, security and power supply.
●	"MENA” refers to our business segment that included our markets in the Middle East and North Africa region, which were Egypt and Kuwait.
●	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, master services agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
●	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
●	“MNOs” refers to mobile network operators.
●	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., or MTN Côte d’Ivoire, MTN Cameroon Limited, or MTN Cameroon, MTN Zambia Limited, or MTN Zambia, MTN Rwandacell Limited, or MTN Rwanda or MTN South Africa.
●	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
●	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
●	“MTN SA Acquisition” refers to the acquisition of 5,691 towers from MTN South Africa in May 2022. We signed a shareholding agreement with a consortium of B-BBEE parties in September 2024 which received regulatory approval in December 2024 and completed on January 14, 2025, following which IHS Towers owns 69.93% of the South African Towers business with the remaining 30.07% owned by the B-BBEE consortium.
●	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited.

●	“NAFEM”, refers to the Nigerian Foreign Exchange Market introduced by the CBN in October 2023 to rename the Investors’ and Exporters’ foreign exchange trading window implemented by the Central Bank of Nigeria in April 2017.
●	“Naira”, “NGN” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
●	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant.
●	“NFEM”, refers to the Nigerian Foreign Exchange Market which was introduced in December 2024 to replace NAFEM. The pricing of all foreign exchange transactions in the NFEM are required to be undertaken on the Electronic Foreign Exchange Matching System (“EFEMS”).
●	“OLT” refers to an optical line terminal or optical line termination, which is a device which serves as the service provider endpoint of a passive optical network.
●	“Project Green” refers to the current phase of our Carbon Reduction Roadmap.

●	“Senior Notes” refers to the 2026 Notes, the 2027 Notes, the 2028 Notes, the 2030 Notes and the 2031 Notes, collectively.
●	“sites” refers to towers that are owned or operated by us.
●	“South African Rand” and “ZAR” refers to the lawful currency of the Republic of South Africa.
●	“SSA” refers to our business segment that includes our markets in the Sub-Saharan region of Africa, which currently are Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia.
●	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
●	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
●	“TIM Brasil” refers to TIM S.A.
●	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
●	“U.S. dollar”, “USD” or “$” refer to U.S. dollars.

PART I ‒ FINANCIAL INFORMATION

Item 1. Interim Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF INCOME/(LOSS) AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025, AND 2024

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
	Notes	$’m	$’m	$'m	$'m

Revenue		433.3	435.4	872.9	853.1
Cost of sales	6	(211.0)	(206.7)	(424.7)	(461.0)
Administrative expenses	7	(77.3)	(81.4)	(140.8)	(252.6)
Other income		1.4	0.9	2.0	1.6
Operating income		146.4	148.2	309.4	141.1
Finance income	8	35.6	43.0	56.1	24.3
Finance costs	9	(114.3)	(279.2)	(228.7)	(1,812.7)
Income/(loss) before income tax		67.7	(88.0)	136.8	(1,647.3)
Income tax expense	10	(35.4)	(36.3)	(73.8)	(34.3)
Income/(loss) for the period		32.3	(124.3)	63.0	(1,681.6)

Attributable to:
Owners of the Company		35.4	(121.1)	68.5	(1,674.4)
Non‑controlling interests		(3.1)	(3.2)	(5.5)	(7.2)
Income/(loss) for the period		32.3	(124.3)	63.0	(1,681.6)

Income/(loss) per share ($) - basic	11	0.11	(0.36)	0.20	(5.03)
Income/(loss) per share ($) - diluted	11	0.10	(0.36)	0.20	(5.03)

Other comprehensive income:
Items that may be reclassified to income or loss
Exchange differences on translation of foreign operations		63.8	(7.0)	139.0	1,036.5
Other comprehensive income for the period, net of taxes		63.8	(7.0)	139.0	1,036.5

Total comprehensive income/(loss) for the period		96.1	(131.3)	202.0	(645.1)

Attributable to:
Owners of the Company		91.6	(107.1)	188.4	(610.3)
Non‑controlling interests		4.5	(24.2)	13.6	(34.8)
Total comprehensive income/(loss) for the period		96.1	(131.3)	202.0	(645.1)

The notes on pages 13 to 32 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT JUNE 30, 2025, AND DECEMBER 31, 2024

		June 30,	December 31,
		2025	2024*
	Notes	$'m	$'m
Non‑current assets
Property, plant and equipment		1,426.2	1,322.2
Right-of-use assets		668.9	699.1
Goodwill		430.7	403.2
Other intangible assets		714.9	674.0
Deferred income tax assets		88.9	73.3
Derivative financial instrument assets	12	33.6	29.4
Trade and other receivables	13	142.1	121.0
		3,505.3	3,322.2
Current assets
Inventories		39.0	30.6
Income tax receivable	10	3.3	2.3
Trade and other receivables	13	310.5	313.4
Cash and cash equivalents		531.8	578.0
Assets held for sale	20	99.9	—
		984.5	924.3

TOTAL ASSETS		4,489.8	4,246.5

Non‑current liabilities
Trade and other payables	14	110.7	50.6
Borrowings	15	3,137.2	3,219.2
Lease liabilities	16	502.3	470.5
Provisions for other liabilities and charges		102.5	83.8
Deferred income tax liabilities		94.3	88.6
		3,947.0	3,912.7
Current liabilities
Trade and other payables	14	349.0	377.1
Provisions for other liabilities and charges		0.2	0.2
Derivative financial instrument liabilities	12	10.1	10.2
Income tax payable	10	52.0	49.9
Borrowings	15	102.4	128.7
Lease liabilities	16	92.5	82.1
Liabilities held for sale	20	35.0	—
		641.2	648.2

TOTAL LIABILITIES		4,588.2	4,560.9

Stated capital	17	5,419.7	5,403.1
Accumulated losses		(6,875.5)	(6,944.0)
Other reserves		1,185.0	1,067.7
Equity attributable to owners of the Company		(270.8)	(473.2)
Non‑controlling interests		172.4	158.8
TOTAL EQUITY		(98.4)	(314.4)

TOTAL LIABILITIES AND EQUITY		4,489.8	4,246.5

*Revised for corrections to Property, plant and equipment and Trade and other payables (see note 21).

The notes on pages 13 to 32 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025, AND 2024

	Attributable to owners of the Company
					Non‑
	Stated	Accumulated	Other		controlling	Total
	capital	losses	reserves	Total	interests	equity
	$'m	$'m	$'m	$'m	$'m	$'m

At January 1, 2024*	5,394.8	(5,312.0)	8.4	91.2	237.5	328.7
Exercise of share options	4.4	—	(4.4)	—	—	—
Share‑based payment expense	—	—	8.1	8.1	—	8.1
Total transactions with owners	4.4	—	3.7	8.1	—	8.1

Loss for the period	—	(1,674.4)	—	(1,674.4)	(7.2)	(1,681.6)
Other comprehensive income/(loss)	—	—	1,064.1	1,064.1	(27.6)	1,036.5
Total comprehensive (loss)/income	—	(1,674.4)	1,064.1	(610.3)	(34.8)	(645.1)

At June 30, 2024*	5,399.2	(6,986.4)	1,076.2	(511.0)	202.7	(308.3)

At January 1, 2025*	5,403.1	(6,944.0)	1,067.7	(473.2)	158.8	(314.4)
Exercise of share options	16.6	—	(16.6)	—	—	—
Share‑based payment expense	—	—	14.0	14.0	—	14.0
Total transactions with owners	16.6	—	(2.6)	14.0	—	14.0

Income/(loss) for the period	—	68.5	—	68.5	(5.5)	63.0
Other comprehensive income	—	—	119.9	119.9	19.1	139.0
Total comprehensive income	—	68.5	119.9	188.4	13.6	202.0

At June 30, 2025	5,419.7	(6,875.5)	1,185.0	(270.8)	172.4	(98.4)

*Revised for a correction to Property, plant and equipment (see note 21).

The notes on pages 13 to 32 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2025, AND 2024

		Three months ended		Six months ended
		June 30,	June 30,	June 30,	June 30,
		2025	2024	2025	2024
	Notes	$'m	$'m	$'m	$'m
Cash flows from operating activities
Cash from operations	18	254.8	151.6	471.0	244.6
Income taxes paid		(15.0)	(15.4)	(31.0)	(28.5)
Payment for rent		(1.7)	(1.5)	(1.6)	(5.6)
Payment for tower and tower equipment decommissioning		(0.4)	—	(0.4)	—
Net cash from operating activities		237.7	134.7	438.0	210.5

Cash flow from investing activities
Purchase of property, plant and equipment		(40.0)	(60.5)	(87.1)	(121.5)
Payment in advance for property, plant and equipment		(6.3)	(1.5)	(15.7)	(5.8)
Purchase of software and licenses		—	(1.1)	(0.1)	(2.7)
Proceeds from sale of subsidiaries, net of cash disposed		—	4.1	—	4.1
Proceeds from disposal of property, plant and equipment		1.1	1.1	1.8	2.0
Insurance claims received		0.2	—	0.3	—
Interest received		11.3	3.9	20.6	7.8
Deposit of short-term deposits		(14.0)	(6.3)	(15.8)	(36.6)
Repayment of short-term deposits		0.4	1.9	9.5	204.7
Net cash (used in)/from investing activities		(47.3)	(58.4)	(86.5)	52.0

Cash flows from financing activities
Proceeds received from issuance of borrowings (net of transaction costs)		195.9	231.2	195.9	611.6
Repayment of borrowings		(328.4)	(78.1)	(348.9)	(406.8)
Fees on borrowings and derivative instruments		(7.7)	(4.0)	(12.2)	(7.3)
Interest paid		(116.2)	(81.2)	(171.8)	(162.5)
Payment for the principal portion of lease liabilities		(12.3)	(15.5)	(23.7)	(32.6)
Interest paid for lease liabilities		(16.3)	(17.5)	(29.4)	(30.7)
Interest paid on derivative instruments		(6.3)	(3.4)	(9.3)	(3.4)
Settlement of derivative instruments		—	0.2	—	(19.9)
Net cash (used in)/from financing activities		(291.3)	31.7	(399.4)	(51.6)

Net (decrease)/increase in cash and cash equivalents		(100.9)	108.0	(47.9)	210.9
Cash and cash equivalents at beginning of period		629.0	333.2	578.0	293.8
Exchange differences		5.0	4.5	3.0	(59.0)
Cash and cash equivalents at end of period (a)		533.1	445.7	533.1	445.7

The notes on pages 13 to 32 form part of the condensed consolidated interim financial statements.

(a)	Includes $1.3 million classified within assets held for sale as of June 30, 2025 (see note 20).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (the “Company”) and its subsidiaries (together hereafter referred to as the “Group”). IHS Holding Limited is incorporated in the Cayman Islands under the Companies Act (as amended) as an exempted company with limited liability. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

IHS is principally involved in providing infrastructure for the telecommunications industry. The financial periods presented comprise the three and six months ended June 30, 2025, along with their comparative prior periods. The financial statements are presented in U.S. dollars ($). The Group changed its rounding presentation from thousands to millions from January 1, 2025, except as otherwise indicated including in the case of per share data, and, as a result, any necessary rounding adjustments have been made to prior period disclosed amounts. This change is not material and does not impact the comparability of our financial information. In addition, certain columns and rows in financial tables within management’s discussion and analysis of financial condition and results of operations may not add due to rounding. Percentages have been calculated from the underlying whole-dollar amounts for all periods presented.

2.Summary of material accounting policies

2.1Basis of preparation

The financial statements for the three and six months ended June 30, 2025, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (“IAS 34”), as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”).

The condensed financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full consolidated annual financial statements. These should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2024, which have been prepared in accordance with IFRS® Accounting Standards as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of June 30, 2025, and its results of operations for the three and six months ended June 30, 2025, and 2024, cash flows for the three and six months ended June 30, 2025, and 2024, and statement of changes in equity for the three and six months ended June 30, 2025, and 2024. The condensed consolidated statement of financial position as of December 31, 2024, was derived from audited consolidated annual financial statements but does not contain all of the footnote disclosures from the consolidated annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on August 11, 2025.

2.3Income tax

Taxes on income in the interim periods are accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except the new standards, amendments and interpretations adopted by the Group during the period.

(a)New standards, amendments and interpretations adopted by the Group

The Group has applied the following standards, amendments and interpretations for its reporting period commencing January 1, 2025:

●	Lack of Exchangeability (Amendments to: IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”)); and
●	Guarantees Issued on Obligations of Other Entities.

The above did not have a material impact on the Group’s financial statements.

(b)New standards, amendments and interpretations not yet adopted by the Group

Certain standards, amendments and interpretations have been published through the June 30, 2025 reporting period and have not been early adopted by the Group. These are as follows:

●	Presentation and Disclosure in Financial Statements (IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”));
●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to: IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7);
●	Annual Improvements to IFRS Accounting Standards - Volume 11; and
●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7).

The Company is in the process of analyzing the impact of the above.

(c)Transfer between right-of-use assets and property, plant and equipment

When the Group exercises a purchase option to acquire a right-of-use asset, this is reclassified to property, plant and equipment at the net book value at the time of exercise and will from then onwards be accounted for in line with the Group’s accounting policies for property, plant and equipment.

During March 2025, as part of the Oi S.A. Judicial Recovery Plan, the Group received legal title to 1,562 towers and 187 related land assets already held by the Group as right-of-use assets in partial settlement of amounts owed to the Group under its MLA with Oi S.A. These assets were reclassified to property, plant and equipment at the net book value of $71.9 million and revenue of $3.8 million was recognized for the fair value of the assets beyond their existing right-of-use lease term.

3.Critical accounting estimates and judgments

The preparation of interim financial statements requires management to make certain judgments, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2024.

(a)Going Concern

As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

●	the current economic conditions in the operating markets and the impact on trading performance;
●	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates, including further devaluation of the Nigerian Naira up to the date of issuance of these financial statements, and the ongoing impact of geopolitical conflicts and wars;
●	the status of the Group’s financial arrangements and recent activities (see also note 15);
●	mitigating actions available should business activities fall behind current expectations; and
●	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

In addition, the Directors have considered the following:

●	the Group had cash and cash equivalents of $533.1 million as of June 30, 2025, of which $1.3 million was classified as held for sale;
●	the Group has assessed its current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure;
●	all of the Group’s operations are cash generative; and
●	our IT team monitors the risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Having carefully considered the factors noted above, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing these financial statements.

4.Capital risk management and fair value measurements

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended December 31, 2024.

There have been no changes in any risk management policies since December 31, 2024.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Fair value hierarchy

The different levels have been defined as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);
●	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and
●	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

At the period end, the Group’s financial instruments held at fair value all had a level 2 classification. These instruments comprise foreign exchange swaps and options embedded in the Group’s bonds (see note 12 for further details). Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data. There were no transfers between different levels during the reporting period and the Group did not change any valuation techniques in determining the level 2 fair values.

Fair value estimation

	At June 30, 2025		At December 31, 2024
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$'m	$'m	$'m	$'m

Financial liabilities
Borrowings (note 15)	3,239.6	3,263.4	3,347.9	3,342.6

The fair values of total borrowings presented above are classified as Level 2 of the fair value hierarchy and are based on discounted cash flows using a current borrowing rate.

Other than borrowings, the fair values of financial assets and financial liabilities are not materially different from their carrying values.

5.Segment reporting

The Group’s Executive Committee is identified as the chief operating decision maker (“CODM”) that reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The CODM has identified three reportable and operating segments:

●	Nigeria;
●	SSA; and
●	Latam.

The basis of segmentation and measurement of segment financial information is consistent with that of the previous financial year and the corresponding interim reporting period except as noted below.

Middle East and North Africa, or MENA comprised our operations in Kuwait and Egypt. We sold our Kuwait operations in December 2024 and do not plan to commence operations in Egypt, therefore we had no operations in MENA as of December 31, 2024, and MENA is no longer a reportable segment after the 2024 financial year.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

The CODM primarily uses a measure of Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business. The most directly comparable IFRS measure to Adjusted EBITDA is our income/(loss) for the period. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and therefore are not allocated to operating segments. Segment Adjusted EBITDA represents Adjusted EBITDA excluding unallocated corporate expenses.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA and Latam segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

Summarized financial information is as follows:

	Nigeria	SSA	Latam	MENA	Total
	$'m	$'m	$'m	$'m	$'m

Three months ended June 30, 2025
Revenues from external customers	260.4	127.8	45.1	—	433.3
Segment Adjusted EBITDA	170.7	73.1	33.5	—	277.3

Three months ended June 30, 2024
Revenues from external customers	269.6	108.2	46.5	11.1	435.4
Segment Adjusted EBITDA	171.4	76.4	33.3	6.1	287.2

Six months ended June 30, 2025
Revenues from external customers	531.7	248.6	92.6	—	872.9
Segment Adjusted EBITDA	349.8	144.8	69.1	—	563.7

Six months ended June 30, 2024
Revenues from external customers	497.3	239.5	94.3	22.0	853.1
Segment Adjusted EBITDA	274.3	146.1	67.1	12.2	499.7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Each segment's Adjusted EBITDA above includes the following items:

	Nigeria	SSA	Latam	MENA
	$'m	$'m	$'m	$'m

Three months ended June 30, 2025
Power generation	56.0	25.0	0.8	—
Staff costs	9.7	8.2	5.7	—
Tower repairs and maintenance	4.8	6.9	2.4	—

Three months ended June 30, 2024
Power generation	71.2	16.7	2.1	0.6
Staff costs	6.7	8.6	6.5	1.5
Tower repairs and maintenance	4.9	0.7	2.5	0.8

Six months ended June 30, 2025
Power generation	117.7	47.7	2.0	—
Staff costs	17.7	16.6	10.1	—
Tower repairs and maintenance	9.8	12.6	4.7	—

Six months ended June 30, 2024
Power generation	129.0	45.9	3.3	1.2
Staff costs	16.6	16.9	13.7	2.9
Tower repairs and maintenance	10.2	8.5	4.3	1.5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Reconciliation of information on reportable segments to the amounts reported in the financial statements:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Segment Adjusted EBITDA	277.3	287.2	563.7	499.7
Finance costs (note 9)	(114.3)	(279.2)	(228.7)	(1,812.7)
Depreciation and amortization (note 6 and 7)	(89.0)	(87.2)	(178.4)	(174.7)
Share‑based payment expense (note 7)	(8.5)	(4.9)	(14.0)	(8.1)
Other costs(a)	(5.5)	(3.8)	(8.6)	(6.4)
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6)	(1.7)	(2.9)	(3.6)	(6.0)
Business combination costs (note 7)	(0.3)	(0.1)	(1.2)	(0.3)
Insurance claims	0.2	0.1	0.3	—
Net gain on disposal of property, plant and equipment and right-of-use assets (note 7)	2.2	1.9	1.0	2.3
Net reversal of impairment/(impairment) of withholding tax receivables (note 7)	0.5	(2.8)	12.9	(10.9)
Finance income (note 8)	35.6	43.0	56.1	24.3
Impairment of goodwill (note 7)	—	—	—	(87.9)
Impairment of assets held for sale (note 6)	—	(2.9)	—	(2.9)
Unallocated corporate expenses(b)	(28.8)	(36.4)	(62.7)	(63.7)
Income/(loss) before income tax	67.7	(88.0)	136.8	(1,647.3)
(a)	Other costs for the three and six months ended June 30, 2025, included one-off expenses related to strategic initiatives and operating systems of $2.8 million and $4.5 million respectively (three and six months ended June 30, 2024: $2.5 million and $4.5 million respectively), costs related to internal reorganization of $1.2 million and $1.7 million respectively (three and six months ended June 30, 2024: $1.3 million and $1.8 million respectively) and one-off professional fees related to financing of $0.3 million and $0.3 million respectively (three and six months ended June 30, 2024: $nil).
(b)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Summarized segment assets and liabilities are as follows:

	Nigeria	SSA	Latam	MENA
	$'m	$'m	$'m	$'m

Segment assets
June 30, 2025	921.7	1,380.5	1,901.3	—
June 30, 2024*	858.6	1,331.0	1,912.3	174.6

Segment liabilities
June 30, 2025	319.9	882.9	506.4	—
June 30, 2024*	340.0	892.6	750.3	101.7

Additions of property, plant and equipment, right-of-use assets and intangible assets:
Three months ended June 30, 2025	17.0	19.4	47.7	—
Three months ended June 30, 2024	29.3	31.2	43.1	1.7
Six months ended June 30, 2025	18.6	38.1	83.8	—
Six months ended June 30, 2024	50.4	38.6	87.4	2.5

*Revised for a correction to Property, plant and equipment (see note 21).

Revenue from two customers represents more than 10% of the Group’s total revenue as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024

Customer A	64%	61%	64%	60%
Customer B	15%	16%	15%	16%

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Power generation	81.8	90.6	167.4	179.4
Depreciation	75.6	73.8	151.5	147.6
Tower repairs and maintenance	14.1	8.9	27.1	24.5
Amortization	10.3	9.6	20.3	19.6
Staff costs	7.7	5.9	15.2	12.8
Regulatory fees	7.0	7.0	13.8	14.6
Security services	5.0	0.1	10.7	7.9
Travel costs	2.0	1.7	2.8	3.3
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent	1.7	2.9	3.6	6.0
Insurance	0.9	1.1	1.7	2.3
Short-term rental	0.9	1.1	1.4	3.7
Vehicle maintenance and repairs	0.5	0.5	1.0	0.9
Professional fees	0.3	0.5	0.7	0.9
Impairment of assets held for sale	—	2.9	—	2.9
Other(a)	3.2	0.1	7.5	34.6
	211.0	206.7	424.7	461.0
(a)	Included in “Other” for the three months ended June 30, 2025, is a net foreign exchange gain on cost of sales of $0.3 million (three months ended June 30, 2024: $1.9 million). For the six months ended June 30, 2025, net foreign exchange gain on cost of sales of $0.3 million (six months ended June 30, 2024: $30.2 million in net foreign exchange loss on cost of sales).

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

7.Administrative expenses

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Staff costs(a)	47.5	45.7	90.6	82.4
Professional fees	10.0	14.6	21.3	27.2
Facilities, short-term rental and upkeep	8.2	8.1	16.5	16.5
Travel costs	2.9	3.1	5.5	6.0
Depreciation	2.2	2.7	4.9	5.4
Net loss allowance/(reversal of loss allowance) on trade receivables	1.4	(2.4)	1.8	2.2
Amortization	0.9	1.1	1.7	2.1
Operating taxes	0.5	0.2	0.6	0.7
Business combination costs	0.3	0.1	1.2	0.3
Impairment of goodwill	—	—	—	87.9
Net (reversal of impairment)/impairment of withholding tax receivables(b)	(0.5)	2.8	(12.9)	10.9
Net gain on disposal of property, plant and equipment and right-of-use assets	(2.2)	(1.9)	(1.0)	(2.3)
Other	6.1	7.3	10.6	13.3
	77.3	81.4	140.8	252.6

(a)	Includes amounts related to key management personnel (excluding Non-Executive directors) and share-based payment expense. Costs for the comparative periods are re-presented on this basis.
(b)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities.

8.Finance income

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Net foreign exchange gain arising from financing - unrealized	22.4	—	30.3	—
Interest income - bank deposits	11.3	3.9	20.6	7.8
Change in fair value of embedded options	1.4	4.0	4.3	10.6
Other interest income	0.5	—	0.7	—
Change in fair value of foreign exchange swaps	—	30.5	0.2	5.6
Net foreign exchange gain arising from financing - realized	—	4.5	—	—
Change in fair value of interest rate caps	—	0.1	—	0.3
	35.6	43.0	56.1	24.3

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

9.Finance costs

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Interest expense - third party borrowings	72.2	78.7	152.7	172.0
Interest and finance charges for lease liabilities	16.6	18.4	32.2	34.1
Fees on borrowings and financial derivatives	13.5	3.1	15.3	8.0
Interest expense - withholding tax paid on bond interest	8.3	7.1	16.9	7.1
Unwinding of discount on decommissioning liability	2.3	2.2	4.6	4.5
Net foreign exchange loss arising from financing - realized	1.4	—	7.0	23.3
Net foreign exchange loss arising from financing - unrealized	—	169.7	—	1,543.4
Net foreign exchange loss on derivative instruments - realized	—	—	—	20.3
	114.3	279.2	228.7	1,812.7

10.Taxation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Current taxes	36.9	38.0	78.9	42.7
Deferred income taxes	(1.5)	(1.7)	(5.1)	(8.4)
Total taxation expense	35.4	36.3	73.8	34.3

Income tax expense is recognized in each interim period based on tax computations for each group entity based upon the income or loss before tax in the period. Adjustments for material temporary and permanent differences are made by reference to the relevant tax rules, making suitable pro-rated adjustments for rates applying on an annual basis for the full financial year under the tax rules. Accordingly, the interim period income tax expense is accrued at the effective tax rate that would be applicable to the pre-tax income of the interim period.

The current income tax expense for the three month period ended June 30, 2025 (“second quarter”) was consistent with the prior year, in line with operational performance. The deferred tax credit for the second quarter includes offsetting impacts for the recognition of deferred tax on losses in the Latam segment and the unwind of deferred tax balances into current tax in the Nigeria segment.

The current tax expense for the six month period ended June 30, 2025 (“year-to-date”) increased by $36.2 million, driven by a $43.7 million increase in the Nigeria segment for the 3 month period ended March 31, 2025 (“first quarter”) which was impacted by movements in uncertain tax positions and by the significant devaluation of the Naira in the comparative period. The year-to-date deferred tax credit includes offsetting impacts for the recognition of deferred tax on losses in the Latam segment and the unwind of deferred tax balances into current tax in the Nigeria segment.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

11.Income/(loss) per share

Basic income/(loss) per share is calculated by dividing the income/(loss) for the period attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted income/(loss) per share is calculated by dividing the income/(loss) for the period attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The reported basic and diluted income/(loss) per share were as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$	$	$	$

Basic	0.11	(0.36)	0.20	(5.03)
Diluted	0.10	(0.36)	0.20	(5.03)

The following tables set out the data used in the basic and diluted income/(loss) per share calculations:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)
Exclude: loss for the period attributable to non-controlling interests	3.1	3.2	5.5	7.2
Income/(loss) for the period attributable to owners of the Company	35.4	(121.1)	68.5	(1,674.4)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	'000	'000	'000	'000

Weighted average number of ordinary shares outstanding	335,515	333,065	334,563	332,846
Weighted average number of potential ordinary shares	4,640	765	5,197	893

Potential ordinary shares relate to options granted under the Group’s share-based compensation schemes. Under IAS 33 Earnings per Share (“IAS 33”), potential ordinary shares are treated as dilutive when, and only when, their conversion into ordinary shares would decrease earnings per share or increase loss per share from continuing operations. For the three and six months ended June 30, 2024, the Group reported a loss and accordingly there were no potential ordinary shares which were dilutive.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

12.Derivative financial instruments

The Group’s derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the condensed consolidated statement of income/(loss) and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 8) and finance costs (note 9).

The underlying contractual notional amounts for the derivative instruments as of June 30, 2025, and as of December 31, 2024, are as follows:

	June 30,	December 31,
	2025	2024
	$'m	$'m

Derivative instruments
Embedded options within listed bonds(a)	2,186.0	2,186.0
Foreign exchange swaps	14.5	14.5
	2,200.5	2,200.5

(a)	This relates to early redemption clauses within the Group’s Senior Notes (see note 15). On or after November 29, 2023, 2024, or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after September 18, 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 100.00000%. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.12500%, 101.56250% and 100.00000%, respectively. On or after November 29, 2026, 2027 or 2028, the 2030 Notes may be redeemed (in whole or in part) at a price of 103.93750%, 101.96875% and 100.00000%, respectively. On or after November 29, 2027, 2028 or 2029, the 2031 Notes may be redeemed (in whole or in part) at a price of 104.12500%, 102.06250% and 100.00000%, respectively.

The fair value balances are as follows:

	June 30,	December 31,
	2025	2024
	$'m	$'m

Derivative instruments
Embedded options within listed bonds	33.6	29.4
Foreign exchange swaps	(10.1)	(10.2)
	23.5	19.2

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of income/(loss) and other comprehensive income as follows:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Derivative instruments
Embedded options within listed bonds	1.4	4.0	4.3	10.6
Foreign exchange swaps	—	30.5	0.2	5.6
Interest rate caps	—	0.1	—	0.3
	1.4	34.6	4.5	16.5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

13.Trade and other receivables

	June 30,	December 31,
	2025	2024
	$'m	$'m

Non‑current
Accrued income and lease incentive	81.1	73.5
Other tax receivables	5.9	5.6
Payment in advance for property, plant and equipment	38.1	24.6
Withholding tax receivables(a)	14.3	14.9
Contingent consideration receivable(b)	2.7	2.4
	142.1	121.0
Current
Trade receivables	219.7	237.2
Less: impairment provisions	(17.8)	(16.3)
Net trade receivables(c)	201.9	220.9
Other receivables(d)	57.1	44.4
Prepaid land rent	2.7	0.8
Other prepaid expenses	15.4	14.5
Advance payments	18.4	10.9
Withholding tax receivables(a)	5.7	10.3
VAT receivables	9.3	10.0
Contingent consideration receivable(b)	—	1.6
	310.5	313.4
(a)	Withholding tax receivables are assessed for recoverability based on a five year cash flow projection and an analysis of the utilization of withholding tax balances in settlement of future income tax liabilities. Effective from January 1, 2025, revenue tax withheld by customers in Nigeria with respect to colocation and telecommunication tower services decreased from 10% to 2%. Following this change in regulation, previously impaired revenue withholding tax receivables are reassessed each period to identify which could be utilized in settlement of future tax liabilities. This resulted in the reversal of previously impaired revenue withholding tax receivables of $20.0 million at June 30, 2025 (December 31, 2024: $25.2 million).
(b)	Receivable on the I-Systems Soluções de Infraestrutura S.A. acquisition.
(c)	The fair value is equal to their carrying amount.
(d)	Included in other receivables are short-term fixed deposits which are not classified as cash and cash equivalents as these exceed the three month maturity period.

Payments in advance for property, plant and equipment relate to the future supply of tower and tower equipment and fiber assets. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

14.Trade and other payables

	June 30,	December 31,
	2025	2024*
	$'m	$'m

Non‑current
Deferred revenue	94.3	45.4
Other payables	16.4	5.2
	110.7	50.6
Current
Trade payables	201.9	232.9
Deferred revenue	32.2	19.5
Withholding tax payable	12.0	2.2
Payroll and other related statutory liabilities	26.6	42.8
VAT payables	30.3	30.0
Other payables	46.0	49.7
	349.0	377.1

*Revised for a correction to the current/non-current classification of deferred revenue (see note 21).

Non-current deferred revenue includes payments received in advance from customers for long-term lease arrangements of fiber network infrastructure. The increase at June 30, 2025 primarily reflects payments received during the period for such arrangements.

15.Borrowings

Borrowings comprised the following:

	June 30,	December 31,
	2025	2024
	$’m	$’m

Non‑current
Senior Notes	2,160.9	2,164.2
Debentures and bank term loans	976.3	1,055.0
	3,137.2	3,219.2
Current
Senior Notes	18.6	19.3
Debentures and bank term loans	79.1	102.6
Letters of credit	4.7	6.8
	102.4	128.7

Total borrowings	3,239.6	3,347.9

Refer to the next page for an analysis of our borrowing facilities and related covenants:

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

Analysis of borrowings

Borrowings comprised the following:

	Principal
	amount					Carrying amount
	June 30,		Issue	Maturity		June 30,	December 31,
	2025	Currency	date	date	Interest rate	2025	2024
						$'m	$'m
Senior Notes
IHS Holding Limited	200.0M	USD	Nov'21	Nov'26	5.625%	200.2	200.8
IHS Holding Limited	500.0M	USD	Nov'21	Nov'28	6.250%	499.7	499.4
IHS Holding Limited	550.0M	USD	Nov'24	May'30	7.875%	545.9	545.4
IHS Holding Limited	650.0M	USD	Nov'24	Nov'31	8.250%	644.5	644.2
IHS Mauritius NG Holdco Limited	286.0M	USD	Sep'19	Sep'27	8.000%	289.2	293.7

Debentures
IHS Brasil - Cessão de Infraestruturas S.A.	—	BRL	Sep'23	Aug'31	3.10% + CDI	—	177.6
IHS Brasil - Cessão de Infraestruturas S.A.	—	BRL	Jun'24	Jun'32	2.80% + CDI	—	44.0
I-Systems Soluções de Infraestrutura S.A.	160.0M	BRL	Jun'24	May'32	2.10% + CDI	27.0	24.3

Bank Term Loans
IHS Côte d’Ivoire S.A.	8.2B	XOF	Dec'23	Dec'28	6.50%	14.2	14.4
IHS Côte d’Ivoire S.A.	64.8M	EUR	Dec'23	Dec'28	3.50% + 3M EURIBOR	74.4	75.5
IHS Holding Limited	200.0M	USD	Jun'25	Dec'27	4.85% + 3M SOFR	196.4	—
IHS Holding Limited	255.0M	USD	Oct'24	Oct'29	4.50% + 3M SOFR	256.7	256.6
IHS Holding Limited	3.2B	ZAR	Oct'24	Oct'29	4.50% + 3M JIBAR	184.9	175.2
IHS Towers South Africa Proprietary Limited	3.2B	ZAR	May'22	May'29	2.75% + 3M JIBAR	179.8	174.8
IHS Zambia Limited	52.3M	USD	Dec'20	Dec'27	5.00% + CAS + 3M SOFR	52.4	62.2
INT Towers Limited	—	NGN	Jan'23	Jan'28	2.50% + MPR	—	91.6
I-Systems Soluções de Infraestrutura S.A.	400.0M	BRL	Oct'22	Oct'30	2.45% - 2.50% + CDI	69.6	61.4

Revolving Credit Facilities(a)
IHS Holding Limited	300.0M	USD	Jun'25	Sep'28	3.50% + 3M SOFR	—	—
IHS Nigeria Limited	55.0B	NGN	Jan'23	Jan'26	2.50% + MPR	—	—

Letters of Credit(a)
IHS Nigeria	356.5M	USD	Feb'22	Sep'25	12.00% - 15.39%	4.7	6.8
						3,239.6	3,347.9
(a)Principal amount for revolving credit facilities and letters of credit are the available facilities at June 30, 2025.

Group borrowings (except letters of credit) typically contain customary affirmative and negative covenants, events of default and financial covenant ratios (generally tested either quarterly or on an incurrence basis, depending on the financing type and with some exceptions). The borrowing entity may also voluntarily prepay its utilizations and/or cancel all or part of the available commitments on its term loans and facilities by giving notice. Mandatory cancellation and full or partial prepayment may be required in certain circumstances including events of default. The majority of borrowings are supported by intercompany guarantees or secured by pledges over certain assets.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

16.Lease liabilities

	June 30,	December 31,
	2025	2024
	$'m	$'m

Non‑current	502.3	470.5
Current	92.5	82.1
Total lease liabilities	594.8	552.6

Lease liabilities represent the net present value of future payments due under long-term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the six month period ended June 30, 2025, payments of $53.1 million (six months ended June 30, 2024: $63.2 million) were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement.

As of June 30, 2025, and December 31, 2024, the maturities of the contractual cash flows of the lease liabilities, which for amounts as of June 30, 2025 include $19.5 million in respect of IHS Rwanda Limited's leases which are classified as held for sale (see note 20), were as follows:

		Total
	Carrying	contractual	Within	1 ‑ 3	3 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$'m	$'m	$'m	$'m	$'m	$'m

At June 30, 2025
Lease liabilities	614.3	1,253.7	108.8	200.8	188.5	755.6

At December 31, 2024
Lease liabilities	552.6	1,131.0	92.4	179.8	173.8	685.0

Cash flows presented above use renewal expectation assumptions consistent with those used for the application of IFRS 16. The weighted average remaining lease term remaining as of June 30, 2025, is 13 years.

17.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share premium	issue costs
	000’s	$'m	$'m	$'m	$'m

At December 31, 2024	333,441	101.0	100.0	5,333.0	5,303.1
Shares issued on exercise of options	2,080	0.7	0.7	15.9	15.9
At June 30, 2025	335,521	101.7	100.7	5,348.9	5,319.0

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

18.Cash from operations

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'m	$'m	$'m	$'m

Reconciliation:
Income/(loss) before taxation	67.7	(88.0)	136.8	(1,647.3)
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	77.8	76.5	156.4	153.0
Amortization of intangible assets (note 6 and 7)	11.2	10.7	22.0	21.7
Amortization of prepaid site rent	0.6	2.4	1.3	4.9
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent (note 6 and 7)	1.7	2.9	3.6	6.0
Impairment of assets held for sale (note 6)	—	2.9	—	2.9
Impairment of goodwill (note 7)	—	—	—	87.9
Net (reversal of impairment)/impairment of withholding tax receivables (note 7)	(0.5)	2.8	(12.9)	10.9
Impairment of inventory	0.2	—	0.4	—
Net gain on disposal of property, plant and equipment and right-of-use assets (note 7)	(2.2)	(1.9)	(1.0)	(2.3)
Share‑based payment expense	8.5	4.9	14.0	8.1
Net loss allowance/(reversal of loss allowance) on trade receivables	1.4	(2.4)	1.8	2.2
Finance income (note 8)	(35.6)	(43.0)	(56.1)	(24.3)
Finance costs (note 9)	114.3	279.2	228.7	1,812.7
Insurance claim income	(0.2)	—	(0.3)	—
Operating income before working capital changes	244.9	246.8	494.7	436.4

Changes in working capital
Decrease/(increase) in inventory	4.1	6.0	(10.1)	(5.4)
Increase in trade and other receivables	(41.6)	(111.8)	(31.2)	(187.1)
Increase in trade and other payables	47.4	10.6	17.6	0.7
Net movement in working capital	9.9	(95.2)	(23.7)	(191.8)

Cash from operations	254.8	151.6	471.0	244.6

19.Capital commitments and contingent liabilities

Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $139.3 million at June 30, 2025 (December 31, 2024: $98.9 million).

Contingent liabilities

Note 32, ‘Capital commitments and contingent liabilities’, in the Group’s consolidated financial statements for the year ended December 31, 2024, outlines the Group’s capital commitments and contingent liabilities as of that date. There have been no material changes to the contingent liabilities during the reporting period.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

20.Assets held for sale

On May 20, 2025, the Group announced it has agreed to sell 100% of IHS Rwanda Limited (“IHS Rwanda”), a wholly owned subsidiary and part of the SSA segment, to Paradigm Rwanda Holdings Limited, a subsidiary of Paradigm Tower Ventures, for total consideration of up to $274.5 million, which includes deferred consideration of $70.0 million and $24.5 million payable up to two and three years, respectively, from the date of closing and an earn out of up to $5.0 million dependent on the future performance of IHS Rwanda. The transaction is subject to customary closing conditions, including government and regulatory approvals, and is expected to close in the second half of 2025. The foreign exchange translation reserve loss related to IHS Rwanda as of June 30, 2025 was approximately $15.5 million.

The below table presents the major classes of the assets and liabilities held for sale as of June 30, 2025:

June 30,
2025
$'m

Non‑current assets
Property, plant and equipment	50.8
Right-of-use assets	17.6
Goodwill	8.4
Other intangible assets	2.3

Current assets
Inventories	1.1
Trade and other receivables	18.4
Cash and cash equivalents	1.3
Assets held for sale	99.9

Non‑current liabilities
Lease liabilities	(14.8)
Provisions for other liabilities and charges	(1.9)
Deferred income tax liabilities	(3.0)

Current liabilities
Trade and other payables	(7.4)
Income tax payable	(3.2)
Lease liabilities	(4.7)
Liabilities held for sale	(35.0)

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (CONTINUED)

21.Revisions to prior period financial statements

In connection with the preparation of our condensed consolidated financial statements for the three and six months ended June 30, 2025, we identified two revisions as described below:

●	A correction to the depreciation calculation for Property, plant and equipment in our SSA segment related to periods prior to the year ended December 31, 2024. This revision resulted in a decrease of $30.5 million to Property, plant and equipment, a decrease of $11.9 million to Deferred income tax liabilities and a corresponding increase of $18.6 million to Accumulated Losses on the consolidated statement of financial position as of December 31, 2024, and January 1, 2024.
●	A correction to the classification of Deferred revenue in our Nigeria segment. This revision resulted in $45.4 million of Trade and Other payables previously reported as current liabilities being reclassified to non-current liabilities on the consolidated statement of financial position as of December 31, 2024.

These revisions had no effect on our statement of income/loss and other comprehensive income or statement of cash flows for the year ended December 31, 2024, and for the three and six months ended June 30, 2025. We evaluated the impact of these items under the guidance of the SEC Staff Accounting Bulletin No. 99, “Materiality” and determined that they were not material to our previously issued financial statements. Accordingly, we have revised the condensed consolidated statement of financial position, note 5 and note 14 as of December 31, 2024, and the condensed consolidated statement of changes in equity included in the accompanying financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Where appropriate these discussions are based on non-IFRS measures which are reconciled to an IFRS measure (refer to the Key Financial and Operational Performance Indicators).

This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F for the year ended December 31, 2024, (“Annual Report”), dated March 18, 2025, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward- looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared communications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 661 million people in emerging markets, across two regions and eight countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of June 30, 2025, we operated 39,184 Towers across six countries in Africa and two countries in Latin America. We are the largest independent tower operator in six of the eight markets in which we operate and we are the only independent tower operator of scale in four of these markets.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in communications infrastructure, we have historically entered into carefully selected growth-oriented markets with compelling underlying fundamentals. Historically, our business was predominantly focused on the African continent. However, in 2020, we started to invest in other regions and adjacent communications infrastructure offerings, by entering into Latin America via Brazil and Colombia. These acquisitions supported our inorganic growth strategy of expanding into additional regions that met our investment criteria, which opened up new markets that we believed would provide future organic and inorganic growth opportunities. Our investment criteria now suggest that inorganic growth opportunities will be limited for the foreseeable future, as we believe inorganic investment is just one of the various forms of capital allocation which are available to us.

Our core business is providing shared communications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of June 30, 2025, our owned and operated tower portfolio supported 59,743 Tenants, with a Colocation Rate of 1.52.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions. Our footprint currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil and Colombia.

Strategic review

In March 2024, we announced that we were undertaking a strategic review process, which includes evaluation of our organizational initiatives, plans and goals to try to ensure they align with our long-term objectives and external environmental conditions and targeted at shareholder value-creation options. While the review remains ongoing and further initiatives to continue increasing shareholder value may be considered, the initial part of the review so far includes, but is not limited to, initiatives around making commercial progress through contract renewals and extensions, potential further governance improvements, increasing Adjusted EBITDA and cash flow generation, disposal of certain assets or markets, and actively pursuing initiatives to reduce debt, otherwise extend debt maturities, manage interest expense and shift more debt into local currency. It is currently expected that excess cash flow following implementation of these strategic initiatives would primarily be utilized to reduce debt, although we may also consider other uses, including share buybacks and/or introducing a dividend policy.

Reportable Segments

Our operations are organized into three segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil and Colombia; and historically the Middle East and North Africa, or MENA, which comprised our operations in Kuwait and Egypt. We sold our Kuwait operations in December 2024 and do not plan to commence operations in Egypt, therefore we had no operations in MENA as of December 31, 2024, and MENA is not a reportable segment for periods thereafter.

We use revenue and segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described as inorganic below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation, foreign exchange resets and power indexation, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired, or tower portfolios or businesses that we have disposed of, since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. Where tower portfolios or businesses were disposed during the period under review, inorganic revenue impact is calculated as the revenue contribution from those tower portfolios or businesses in their reported state (measured in U.S. dollars) in the period. This treatment continues for 12 months following acquisition or disposal.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of a change in the foreign exchange rate. In fact, the periodic (monthly and quarterly) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly and quarterly.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenue (i.e., both revenue that is contractually linked to the U.S. dollar and revenue that is contractually linked to local currency) would reflect the new, devalued foreign exchange rate and is therefore lower for that period. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward at the relevant time which is reflected in increased revenue for that period that partially offsets the decrease in the prior period due to the devaluation. We experience the same type of effect on our Adjusted EBITDA of currency devaluation in one period followed by a reset in our dollar linked revenue in a subsequent period.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes. For further discussion, please refer to “Multiple foreign exchange markets with different exchange rates” below.

While a number of the MLAs with our customers are deemed automatically renewed if not canceled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, our MLAs with MTN in Zambia and Rwanda were renewed in March and June of 2024, respectively, and extended for 10 years through to 2034. Our MLAs with MTN Nigeria that were up for renewal in 2024 and 2029 were renewed in August 2024, and extended through 2032. An MLA with a customer in South Africa is up for renewal in 2025. No assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

The renewed and extended contracts with MTN Nigeria include new rebased financial terms, and now include a combination of a Naira component (that benefits from semi-annual escalators linked to the Nigerian Consumer Price Index), a U.S. dollar component (that continues to benefit from annual escalators linked to the U.S. Consumer Price Index and has quarterly foreign exchange resets), and/or a new component indexed to the cost of providing diesel power, introduced to act as a hedge against diesel prices and potentially foreign exchange fluctuations. Prior to the new terms agreed with MTN Nigeria, we did not have a direct hedge on power prices in our use fees with MTN Nigeria, which has now been introduced.

In the second quarter of 2024 we concluded agreements with MTN South Africa to unwind the power Managed Services agreement and to amend the existing MLA with a revised fee structure, extended by two years through to 2034. The operational impact of the unwind since that time is that our South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers. The new agreement resulted in an ongoing reduction in gross revenue and cost of sales. Additionally, continuing power pass-through activities in South Africa are no longer recognized on a gross basis. None of these updates to gross revenue and cost of sales have a net impact on Adjusted EBITDA.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in communications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, or certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, the gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually or semi-annually for the subsequent 12 months or 6 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs may also contain a portion of lease fees which may be linked to power indexation metrics including diesel and electricity prices. This indexation is typically linked to local power prices and updated quarterly.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditure and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple communications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services that require a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites are primarily ground-based towers, but can also include in-building solutions/distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates.

Consequently, the construction of New Sites generally has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect this to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period, adjusted for the reintegration of previously lost tenancies. For example, a Tenant may Churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer Churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to Churn a limited number of sites each year without penalty.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditure at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption.

Acquisitions/Disposals of tower portfolios and businesses

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios and businesses result in an immediate increase in the size of our overall tower portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditure and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

The disposal of tower portfolios and businesses will reduce revenue going forward from the period in which the disposal occurs, shown through inorganic revenue movements.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Brazil and Colombia, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), Rwandan Franc (RWF), South African Rand (ZAR), Brazilian Real (BRL) and Colombian Peso (COP), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income/(loss) and other comprehensive income/(loss).

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates.

For further discussion on the impact of the Naira movements, please refer to “— Results of Operations.”

Multiple foreign exchange markets with different exchange rates

From time to time in the markets in which we operate, there have existed situations where there are differing official exchange rates in the market. Accordingly, we regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of local operations books to U.S. dollars for our consolidated group reporting purposes, in accordance with the requirements of IFRS Accounting Standards.

In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions. The foreign exchange rate that we determined to be the most appropriate for the translation of our results for group reporting purposes may also have differed from the conversion rates contained within our contracts.

For example, as a result of the previous regime of multiple exchange rate “windows” for different purposes in Nigeria, we agreed with certain of our Key Customers in 2020 to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg.

Should similar circumstances arise again where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts. For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Hyperinflation

At present, none of our markets are considered to be hyperinflationary (as defined in IAS 29 Financial Reporting in Hyperinflationary Economies), but the 3 year cumulative inflation rate has increased for Nigeria, and there is the potential for hyperinflation accounting to be applicable in future reporting periods.

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers and fiber infrastructure, which is non-discretionary in nature and required for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites, and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is the replacement and servicing of generators and batteries at our sites, although this may decrease if the grid availability in our markets improve.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

When we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditure typically involves the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditure is one-off in nature, following which the refurbishment sites should then have normalized maintenance capital expenditure requirements. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

In October 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our operational emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 2030, using 2021 emissions data as the baseline.

We believe that savings can be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Nigeria, Rwanda, and Zambia. However, our plans in Cameroon, Côte d’Ivoire, Rwanda, and Zambia will only include connecting more sites to the grid.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian operations due to low power grid availability and our South African operations where they are connected to the grid and experience significant load shedding. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, power indexation clauses limit the impact of diesel price fluctuations. Our overall diesel consumption is also being reduced through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, three, five, or ten-year portion of the overall duration of the lease (although in our South Africa business, we typically pay our ground leases fees monthly in advance), with typically pre-agreed lease fee increases of between 3% and 60% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In the quarter ended June 30, 2025, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 98.8% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 47.3% and 11.5%, respectively, of our consolidated revenue. Should there be any negative impact on the businesses of our major customers, including these key MNOs, this in turn could adversely affect their demand for tower space and/or ability to perform their obligations under their lease agreements with us.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

In January 2025, S&P affirmed Nigeria’s Long-Term Foreign-Currency Issuer Default Rating at B- with a stable outlook. In April 2025, Fitch upgraded Nigeria’s Long-Term Foreign-Currency Issuer Default Rating from B- to B with a stable outlook.

In July 2024, S&P affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Default Rating and its unsecured debt at B+ with a stable outlook. In February 2025, Fitch affirmed IHS Holding Limited’s Long-Term Foreign-Currency Issuer Default Rating and its unsecured debt at B+ with a stable outlook.

There have been no upgrades, downgrades, or changes in outlook for Nigeria or IHS since then.

As a result of the currency exchange rate fluctuations, particularly with regard to the Naira as described further above, our strategic and operational plans need to be continually reassessed to meet the challenges and needs of our businesses in order for us to remain competitive. For instance, we have adopted a more balanced approach to revenue growth and cash generation to counterbalance the recent macroeconomic headwinds across the world, and particularly in Nigeria given the significant depreciations of the Naira in June 2023 and January 2024. As part of our heightened focus on cash generation, we are pursuing operational efficiencies through productivity enhancements, cost and capital expenditure reductions, and a review of our portfolio of markets and assets. See “Item 3.D. Risk Factors” section of our Annual Report for further details.

Macroeconomic Issues

Global deterioration in economic conditions could adversely and materially affect us and/or our customers through disruptions of, among other things, the ability to procure communications equipment or other supplies through the usual supply chains. For instance, shortages of shipping capacity, changes to global trade policies, the imposition of tariffs or the commencement of trade wars could affect the smooth flow of our and/or our customers’ supply chains, increase transportation costs and/or decrease reliability. Global deterioration in economic conditions could also adversely and materially affect the ability of us and/or our customers to maintain liquidity and deploy network capital, with potential decreases in consumer spending contributing to liquidity risks, or even through regulatory interventions or pressure on pricing and services offered that may reduce revenue for periods of time. Any resulting financial difficulties could result in uncollectible accounts receivable or reduced revenue, despite having provided increased services. Resulting supply chain or operational difficulties (including site access) may also result in us being unable to meet the service level agreement targets under our MLAs. The loss of significant Tenants, or the loss of all or a portion of our anticipated Contracted Revenue from certain Tenants, could have a material adverse effect on our business, financial condition and/or results of operations.

Diesel prices have fluctuated significantly over time, often in parallel to changes in oil prices, and may fluctuate in the future as a result of many factors, including the impact of geopolitical tensions, for example, in connection with the current conflict between Russia and Ukraine and the related economic sanctions. However, following the unwind of the power Managed Services agreement with MTN South Africa and the new diesel-linked component included in our renewed contracts with MTN Nigeria, we have significantly reduced our exposure to diesel price fluctuations. The operational impact of the unwind is that the IHS South African business is no longer responsible for providing diesel or alternative power to tower sites other than electricity costs which are fully passed through to customers, while in Nigeria, we benefit from power indexation clauses which limit the impact in relation to increased diesel prices and conversely falling diesel prices.

Through our international operations, we are also exposed to foreign exchange risk arising from currency exposures other than the U.S. dollar, such as the BRL, NGN, RWF, XAF, XOF, ZAR and ZMW currencies. Any fluctuations in these foreign currency exchange rates could result in a material adverse effect on the cash flow and future profits.

Outstanding balances and advances under certain of our existing credit facilities bear interest at rates which vary depending on certain underlying or reference rates, such as the Secured Overnight Financing Rate (“SOFR”), the Chicago Mercantile Exchange (“CME”) Term SOFR, the European interbank offered rate (“EURIBOR”), the Nigerian Monetary Policy Rate (“MPR”), the Johannesburg Interbank Average Rate (“JIBAR”), or the Brazilian interbank deposit rate (“CDI”). Increases in such reference rates increase our interest expense, which could have a material adverse effect on our business, prospects, financial condition and/or results of operations. Such increases in interest rates could also have a material adverse effect on our cash flows and our ability to service our debt in the longer term.

In the past, governments have taken, and may in the future take, unprecedented actions in an attempt to address and rectify extreme market and economic conditions by providing liquidity and stability to financial markets. If these actions are not successful, adverse economic conditions may cause a significant impact in our ability and the ability of our customers to raise capital, if needed, on a timely basis, on acceptable terms or at all.

To the extent that any macroeconomic issues have a material adverse effect on our or our customers’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening other risks described in the “Risk Factors” section of our Annual Report.

Explanation of key line items in the historical consolidated statements of income/(loss)

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers and our fixed copper and fiber network infrastructure, which are shared by various MNOs and other communications service providers. A portion of Colocation arrangements for the rental of space on the towers, other assets on tower sites, on which the use of space is dependent, and the use of fixed copper and fiber network infrastructure dedicated to an individual customer is within the scope of IFRS 16. A portion of Colocation arrangements for the provision of services, energy charges and use of shared fixed copper and fiber network infrastructure is within the scope of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenue is recognized as the service is delivered at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and right-of-use assets, impairment of property, plant and equipment, intangible assets excluding goodwill and prepaid land rent, staff costs and other costs directly related to the provision of services to customers and other site-related costs, such as security services, regulatory permits and license costs, and insurance, including for customer- and network-related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between one and five years, depending on the equipment. Right-of-use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to the provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), impairment of goodwill costs, office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right-of-use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of current tax and deferred tax with respect to income taxes. The income tax expense or credit is calculated at the domestic tax rate applicable to profits in our respective countries of business with appropriate adjustments. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under the relevant IFRS accounting standard. Current tax also includes the Pillar 2 multinational top-up tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Where there are taxable losses and other deferred tax assets brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA and Adjusted EBITDA Margin are not measures defined by IFRS Accounting Standards. The most directly comparable IFRS measure to Adjusted EBITDA is our (loss)/income for the period. Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS Accounting Standards.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites and acquiring towers from MNOs or independent tower companies. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA (including by segment) as income/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, net (reversal of impairment)/ impairment of withholding tax receivables, impairment of goodwill, business combination transaction costs, net impairment/(reversal of impairment) of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent, reversal of provision for decommissioning costs, net (gain)/loss on disposal of property, plant and equipment and right-of-use assets, share-based payment (credit)/expense, insurance claims, gain on disposal of subsidiary and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA and Adjusted EBITDA Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA and Adjusted EBITDA Margin as reported by us to Adjusted EBITDA and Adjusted EBITDA Margin as reported by other companies. Adjusted EBITDA and Adjusted EBITDA Margin are unaudited and have not been prepared in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin are not measures of performance under IFRS Accounting Standards and you should not consider these as an alternative to (loss)/income or (loss)/income margin for the period or other financial measures determined in accordance with IFRS Accounting Standards.

Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they do not reflect interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;
●	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements that would be required for such replacements;
●	some of the items we eliminate in calculating Adjusted EBITDA and Adjusted EBITDA Margin reflect cash payments that have less bearing on our core operating performance, but that impact our operating results for the applicable period; and
●	the fact that other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do, which limits their usefulness as comparative measures.

Accordingly, investors and prospective investors should not place undue reliance on Adjusted EBITDA or Adjusted EBITDA Margin.

The following is a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS Accounting Standards measure, which are income/(loss) and income/(loss) margins, respectively, for the periods presented:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$'million	$'million	$'million	$'million

Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)
Revenue	433.3	435.4	872.9	853.1
Income/(loss) margin for the period(a)	7.5%	(28.6)%	7.2%	(197.1)%
Adjustments:
Income tax expense	35.4	36.3	73.8	34.3
Finance costs(b)	114.3	279.2	228.7	1,812.7
Finance income(b)	(35.6)	(43.0)	(56.1)	(24.3)
Depreciation and amortization	89.0	87.2	178.4	174.7
Net (reversal of impairment)/impairment of withholding tax receivables(c)	(0.5)	2.8	(12.9)	10.9
Impairment of goodwill	—	—	—	87.9
Business combination transaction costs	0.3	0.1	1.2	0.3
Net impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent(d)	1.7	5.8	3.6	8.9
Net loss/(gain) on disposal of property, plant and equipment and right-of-use assets	(2.2)	(1.9)	(1.0)	(2.3)
Share-based payment expense(e)	8.5	4.9	14.0	8.1
Insurance claims(f)	(0.2)	(0.1)	(0.3)	—
Other costs(g)	5.5	3.8	8.6	6.4
Adjusted EBITDA	248.5	250.8	501.0	436.0
Revenue	433.3	435.4	872.9	853.1
Adjusted EBITDA Margin	57.3%	57.6%	57.4%	51.1%
(a)	Income/(loss) margin is defined as income/(loss) divided by revenue.
(b)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, net realized and unrealized foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, net realized and unrealized foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(c)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(d)	Represents non-cash charges related to the impairment of property, plant and equipment, intangible assets excluding goodwill and related prepaid land rent on the decommissioning of sites.
(e)	Represents expenses related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation input assumptions.
(f)	Represents insurance claims included as non-operating income.
(g)	Other costs for the three and six months ended June 30, 2025, included one-off expenses related to strategic initiatives and operating systems of $2.8 million and $4.5 million respectively (three and six months ended June 30, 2024: $2.5 million and $4.5 million respectively), costs related to internal reorganization of $1.2 million and $1.7 million respectively (three and six months ended June 30, 2024: $1.3 million and $1.8 million respectively) and one-off professional fees related to financing of $0.3 million and $0.3 million respectively (three and six months ended June 30, 2024: $nil).

RESULTS OF OPERATIONS

The table below shows our consolidated results of operations for the three month and six month periods ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Revenue	433.3	435.4	872.9	853.1
Cost of sales	(211.0)	(206.7)	(424.7)	(461.0)
Administrative expenses	(77.3)	(81.4)	(140.8)	(252.6)
Other income	1.4	0.9	2.0	1.6
Operating income	146.4	148.2	309.4	141.1
Finance income	35.6	43.0	56.1	24.3
Finance costs	(114.3)	(279.2)	(228.7)	(1,812.7)
Income/(loss) before income tax	67.7	(88.0)	136.8	(1,647.3)
Income tax expense	(35.4)	(36.3)	(73.8)	(34.3)
Income/(loss) for the period	32.3	(124.3)	63.0	(1,681.6)

Impact of Naira devaluation

In November 2024, the Central Bank of Nigeria directed authorized dealers to use a new trading platform - Bloomberg BMatch as the Electronic Foreign Exchange Matching System (“EFEMS”) for foreign exchange related activities. It is expected that the platform will enhance the integrity and operational efficiency of the foreign exchange market by providing greater price discovery. During the period to June 30, 2025, the Naira exchange rate to the U.S. dollar was relatively stable compared to 2023 and 2024. The rates used in the preparation of our financial statements are shown below:

	Closing Rate	Closing Rate Movement (1)	3- Month Average Rate	Average Rate Movement (1)
	₦:$	$:₦	₦:$	$:₦
March 31, 2023	461.0	—	461.4	—
June 30, 2023	752.7	(38.8)%	508.0	(9.2)%
September 30, 2023	775.6	(2.9)%	767.7	(33.8)%
December 31, 2023	911.7	(14.9)%	815.0	(5.8)%
March 31, 2024	1,393.5	(34.6)%	1,315.9	(38.1)%
June 30, 2024	1,514.3	(8.0)%	1,391.8	(5.4)%
September 30, 2024	1,669.1	(9.3)%	1,601.0	(13.1)%
December 31, 2024	1,546.0	8.0%	1,628.5	(1.7)%
March 31, 2025	1,538.1	0.5%	1,526.7	6.7%
June 30, 2025	1,543.0	(0.3)%	1,580.8	(3.4)%
(1)	Movements presented for each period are between that period’s rate and the preceding period rate and are calculated as percentage of the period’s rate.

Due to the Naira devaluation, revenue and segment Adjusted EBITDA in the second quarter of 2025 were negatively impacted by $37.2 million and $24.2 million, respectively, compared to the same period in 2024. The foreign exchange resets in some of our contracts partially offset these impacts. The devaluation of the Naira in the second quarter of 2025 resulted in unrealized foreign exchange losses of $5.7 million on U.S. dollar denominated intercompany loans advanced to our Nigerian operations. The unrealized gains and losses are recorded in finance income and finance costs respectively, although Group net assets are not impacted since equal and opposite gains and losses are recorded in equity on the retranslation of the Nigerian operations’ assets and liabilities (which include these loans).

Due to the Naira devaluation, revenue and segment Adjusted EBITDA in the six month period ended June 30, 2025 (“year-to-date”) were negatively impacted by $98.1 million and $64.9 million, respectively, compared to the same period in 2024. The foreign exchange resets in some of our contracts partially offset these impacts.

Results for the three and six months ended June 30, 2025 versus 2024

Revenue

Revenue for the three month period ended June 30, 2025 (“second quarter”) was $433.3 million, a decrease of 0.5% year-on-year, or an increase of 2.1% excluding the impact of the disposal of the Company’s Kuwait operations in December 2024. Organic revenue(1) increased by $48.3 million (11.1%) as a result of the net benefit of foreign exchange resets, power indexation and escalations, in addition to continued growth in revenues from Tenants, Lease Amendments and New Sites. Year-on-year growth was positively impacted by changes in the second quarter of 2024  to our agreements with MTN South Africa relating to the provision of power Managed Services which resulted in a one-off reduction of $14.5 million to revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023 to March 31, 2024. These changes to power pass-through revenue impact revenue but have no impact on Adjusted EBITDA. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria has agreed to vacate from January 1, 2025 onwards. Inorganic revenue(1) decreased by $11.3 million, primarily due to the disposal of operations in Kuwait in December 2024. The increase in organic revenue was further offset by the non-core(1) impact of adverse movements in foreign exchange rates used to translate the results of foreign operations of $39.0 million, or 9.0%, of which $37.2 million was due to the devaluation of the Naira.

Revenue for the year-to-date was $872.9 million, an increase of 2.3% year-on-year, with growth more than offsetting the disposal of the Company’s Kuwait operations in December 2024. Year-to-date organic revenue(1) increased by $155.4 million year-on-year, or 18.2%, driven primarily by foreign exchange resets and escalations in addition to continued growth in Tenants, Lease Amendments and New Sites. This growth was partially offset by the initial impact of the new financial terms in the renewed and extended contracts with MTN Nigeria, including the initial Churn as part of the approximately 1,050 sites, described above. Inorganic revenue decreased by $22.5 million, primarily due to the disposal of operations in Kuwait in December 2024. The increase in organic growth was further offset by the non-core impact of negative movements in foreign exchange rates of $113.2 million, or 13.3%, of which $98.1 million was due to the devaluation of the Naira.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

For the second quarter, there was a year-on-year net decrease in Towers of 1,148 (or a year-on-year net increase of 530 Towers when excluding the impact of the Kuwait disposal), resulting in total Towers of 39,184 at the end of the period. The decrease primarily resulted from the divestiture of 1,678 Towers in Kuwait in December 2024. The addition of 998 New Sites year-on-year, was partially offset by 452 Churned and 16 decommissioned sites. Tenants declined 639 year-on-year (including the divestiture of 1,700 from Kuwait, and a reduction of 529 Tenants in the third quarter of 2024 which had been occupied by our smallest Key Customer and on which we were not recognizing revenue), resulting in total Tenants of 59,743 and a Colocation Rate of 1.52x at the end of the second quarter, up from 1.50x at the end of the second quarter 2024. Excluding the impact of the Kuwait disposal, we added 1,061 net new tenants year-on-year. Year-on-year, we added 1,386 Lease Amendments, driven primarily by 5G upgrades resulting in total Lease Amendments of 40,078 at the end of the second quarter.

(1)	Refer to “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the definition of organic revenue, inorganic revenue and non-core and additional information.

Adjusted EBITDA

Adjusted EBITDA for the second quarter was $248.5 million, resulting in an Adjusted EBITDA Margin of 57.3%. Adjusted EBITDA decreased 0.9% year-on-year in the second quarter reflecting the decrease in revenue described above. Cost of sales increased $5.9 million year-on-year, primarily driven by increases in tower repairs and maintenance costs ($5.2 million), security services costs ($4.9 million), staff costs ($1.8 million), partly driven by the changes in our agreements with MTN South Africa described above, and net FX losses on cost of sales ($1.6 million), more than offsetting a decrease in power generation costs ($8.8 million). The $5.6 million reduction in administrative expenses included within Adjusted EBITDA was driven by cost saving initiatives and as a result of a devaluation of the Naira against the U.S. dollar during the period.

Adjusted EBITDA was $501.0 million year-to-date, resulting in an Adjusted EBITDA Margin of 57.4%. Adjusted EBITDA increased 14.9% year-on-year reflecting the increase in revenue described above, in combination with a $45.2 million decrease in costs included within Adjusted EBITDA. The $35.8 million reduction in cost of sales was primarily driven by a reduction in net FX losses on cost of sales of $30.6 million, in addition to a decrease in power generation costs ($12.0 million), partially offset by an increase in security services costs ($2.7 million) and tower repairs and maintenance costs ($2.6 million), partly driven by the changes in our agreements with MTN South Africa described above. The $9.5 million reduction in administrative costs included within Adjusted EBITDA was primarily driven by the devaluation of the Naira against the U.S. dollar, supported by cost saving initiatives implemented during the period.

Income for the period

Income for the period in the second quarter of 2025 was $32.3 million, compared to a loss of $124.3 million for the second quarter of 2024. This was primarily driven by a $157.5 million decrease in net finance costs. The decrease in net finance costs resulted from the impact of changes in the Naira exchange rate in the respective quarters on U.S. dollar-denominated intercompany loans advanced to our Nigerian operations. In the second quarter of 2025, the Naira continued to stabilize, maintaining an exchange rate around 1,580 to the U.S dollar. Administrative expenses also decreased by $4.1 million, although this was offset by a slight decrease in revenue and a marginal increase in cost of sales, as discussed above.

Income for the year-to-date was $63.0 million, compared to a loss of $1,681.6 million for the year-to-date to June 30, 2024. This was primarily driven by a $1,615.8 million decrease in net finance costs. The decrease in net finance costs resulted from the impact of changes in the Naira exchange rate in the respective quarters on U.S. dollar-denominated intercompany loans advanced to our Nigerian operations. Administrative expenses also decreased by $111.8 million, driven by the recognition of an $87.9 million impairment in the IHS Latam tower businesses group in the comparative period.

SEGMENT RESULTS

Revenue and Adjusted EBITDA by segment

Set out below are revenue and segment Adjusted EBITDA for each of our reportable segments for the three month and six month periods ended June 30, 2025 and 2024:

Revenue

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	260.4	269.6	(3.4)	531.7	497.3	6.9
SSA	127.8	108.2	18.1	248.6	239.5	3.8
Latam	45.1	46.5	(3.0)	92.6	94.3	(1.7)
MENA	—	11.1	(100.0)	—	22.0	(100.0)
Total revenue	433.3	435.4	(0.5)	872.9	853.1	2.3

Adjusted EBITDA

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	170.7	171.4	(0.4)	349.8	274.3	27.5
SSA	73.1	76.4	(4.3)	144.8	146.1	(0.9)
Latam	33.5	33.3	0.5	69.1	67.1	3.0
MENA	—	6.1	(100.0)	-	12.2	(100.0)
Unallocated corporate expenses(1)	(28.8)	(36.4)	21.1	(62.7)	(63.7)	1.8
Total Adjusted EBITDA	248.5	250.8	(0.9)	501.0	436.0	14.9

(1)	Unallocated corporate expenses primarily consist of costs associated with centralized Group functions including Group executive, finance, HR, IT, legal, tax and treasury services.

Nigeria

Second quarter revenue decreased 3.4% year-on-year to $260.4 million, primarily driven by the devaluation of the Naira versus the U.S. dollar which more than offset organic growth during the period. Organic revenue increased by $28.0 million (10.4%) year-on-year driven primarily by foreign exchange resets and escalations, which more than offset a reduction in revenues linked to diesel prices. Continued growth in revenue from Colocation and Lease Amendments was partially offset by the initial impact of the financial terms in the renewed and extended contracts with MTN Nigeria signed during the third quarter of 2024, including the initial Churn as part of the approximately 1,050 sites MTN Nigeria has agreed to vacate from January 1, 2025 onwards. The increase in organic revenue was more than offset by the impact of negative movements in foreign exchange rates used to translate the results of foreign operations, with an average Naira rate of ₦1,581 to $1.00 in the second quarter of 2025 compared to an average rate of ₦1,392 to $1.00 in the second quarter of 2024. This led to a non-core decline of $37.2 million, or 13.8% year-on-year.

Year-to-date revenue increased 6.9% year-on-year to $531.7 million primarily driven by organic growth which more than offset the impact from the devaluation of the Naira versus the U.S. dollar. Organic revenue increased by $132.6 million (26.7%) driven primarily by foreign exchange resets and diesel prices, as well as continued growth in revenue from Colocation and Lease Amendments, and was partially offset by a reduction in revenues related to the new financial terms in the renewed and extended contracts with MTN Nigeria, including the initial Churn as part of the approximately 1,050 sites, described above. The increase in organic growth more than offset the non-core impact of negative movements in foreign exchange rates used to translate the results of foreign operations of $98.1 million, or 19.7% year-on-year.

Tenants decreased by 688 year-on-year, with growth of 682 from Colocation and 98 from New Sites, more than offset by 1,468 Churned (which includes 529 Tenants for the third quarter of 2024 which had been occupied by our smallest Key Customer on which we were not recognizing revenue), while Lease Amendments increased by 423 primarily due to 3G and fiber upgrades.

Segment Adjusted EBITDA for the second quarter decreased 0.4% year-on-year to $170.7 million, resulting in an Adjusted EBITDA Margin of 65.5%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflects the decrease in revenue described above, in combination with a reduction in cost of sales and administrative expenses included within segment Adjusted EBITDA, primarily due to the devaluation of the Naira which is used to translate the results of our Nigeria operations. During the second quarter the decrease in costs was primarily driven by a year-on-year reduction in the cost of diesel and electricity ($15.2 million), partially offset by an increase in staff costs ($3.0 million), net FX losses ($1.6 million) and permits and fees ($1.0 million).

Year-to-date segment Adjusted EBITDA increased 27.5% year-on-year to $349.8 million, for an Adjusted EBITDA Margin of 65.8%. The year-on-year increase in segment Adjusted EBITDA primarily reflects the increase in revenue discussed above, in combination with a reduction in cost of sales and administrative expenses included within segment Adjusted EBITDA, primarily due to the devaluation of the Naira which is used to translate the results of our Nigeria operations. The decrease in costs was primarily driven by a $30.1 million reduction in net FX losses. There was also a year-on-year reduction in the cost of diesel and electricity ($11.3 million), partially offset by an increase in permits and fees ($1.5 million) and staff costs ($1.1 million).

SSA

Second quarter revenue increased 18.1% year-on-year to $127.8 million, primarily driven by movements in organic revenue, which increased by $17.4 million, or 16.1%, with the second quarter of 2024 having reduced revenues as a result of changes in our agreements with MTN South Africa relating to the provision of power Managed Services which resulted in a one-off reduction of $14.5 million in the second quarter of 2024 to both gross revenue and cost of sales, reversing amounts previously recognized in the period from October 1, 2023 to March 31, 2024. These changes to power pass-through revenue impact revenue but have no impact on segment Adjusted EBITDA. Other factors impacting organic revenue include growth in new Tenants, Colocations and Lease Amendments, together with escalations and foreign exchange resets. The overall increase in revenue was also driven by an increase in non-core revenues as a result of positive movements in foreign exchange rates of $2.2 million, or 2.0%.

Year-to-date revenue increased 3.8% year-on-year to $248.6 million. Organic revenue increased by $11.4 million, or 4.8%, with the first half of 2024 negatively impacted by $7.0 million due to changes in our agreements with MTN South Africa relating to the provision of power Managed Services, described above.  These changes to power pass-through revenue have no impact on Adjusted EBITDA. Other factors impacting organic revenue include growth in new Tenants, Colocations and Lease Amendments, together with escalations and foreign exchange resets. The organic increase was partly offset by the non-core impact of negative movements in foreign exchange rates of $2.4 million, or 1.0%.

Tenants increased by 723 year-on-year, including 777 from Colocation and 72 from New Sites, partially offset by a decrease of 126 from Churn, while Lease Amendments increased by 543.

Segment Adjusted EBITDA for the second quarter declined 4.3% year-on-year to $73.1 million, resulting in an Adjusted EBITDA Margin of 57.2%. The year-on-year decrease in segment Adjusted EBITDA for the second quarter primarily reflected a $22.9 million increase in costs included within Adjusted EBITDA, which more than offset the increase in revenue. The increase in costs was driven by power generation costs ($8.3 million), tower repairs and maintenance costs ($6.2 million) and security services costs ($4.8 million), largely as a result of the one-off reduction in cost of sales in the second quarter of 2024 due to the changes in our agreements with MTN South Africa described above.

Year-to-date segment Adjusted EBITDA declined 0.9% year-on-year to $144.8 million, for an Adjusted EBITDA Margin of 58.3%. The year-on-year decrease in segment Adjusted EBITDA primarily reflects an increase in costs included within Adjusted EBITDA of $10.3 million, driven by increased tower repairs and maintenance costs ($4.1 million), security services costs ($2.2 million), and power generation costs ($1.8 million) largely as a result of the one-off reduction in cost of sales in the second quarter of 2024 due to the changes in our agreements with MTN South Africa described above. This was mostly offset by the increase in revenue during the period.

Latam

Second quarter revenue decreased 3.0% year-on-year to $45.1 million and was primarily driven by the non-core impact of adverse movements in foreign exchange rates of $4.0 million, or 8.6%. Organic revenue increased 6.0% in the quarter, or $2.8 million, driven by continued growth in Tenants, Lease Amendments, New Sites, fiber and CPI escalations.

Year-to-date revenue decreased 1.7% year-on-year to $92.6 million and was driven by the non-core impact of negative movements in foreign exchange rates of $12.6 million, or 13.4%, somewhat offset by organic revenue growth of 12.1% ($11.4 million), driven by continued growth in Tenants, Lease Amendments, New Sites and fiber and CPI escalations.

Tenants increased by 1,024 year-on-year, including 600 from New Sites and 424 from Colocation, while Lease Amendments increased by 434.

Second quarter segment Adjusted EBITDA increased 0.5% to $33.5 million for a segment Adjusted EBITDA Margin of 74.2%. The reduction in costs included within Adjusted EBITDA was driven by a decrease in power generation costs ($1.3 million), staff costs ($0.8 million) and other costs ($0.9 million), more than offsetting an increase in site rental costs ($1.2 million) and security services costs ($0.4 million).

Year-to-date segment Adjusted EBITDA increased 3.0% to $69.1 million for a segment Adjusted EBITDA Margin of 74.6%. The reduction in costs included within Adjusted EBITDA was driven by a decrease in staff costs ($3.6 million) and power generation costs ($1.3 million), more than offsetting an increase in site rental costs ($0.7 million) and security services costs ($0.8 million).

MENA

On December 19, 2024, the Company completed the disposal of its 70% interest in IHS Kuwait Limited, which contributed $11.1 million and $6.2 million of revenue and segment Adjusted EBITDA, respectively, in the second quarter of 2024. The revenue from the second quarter of 2024 is captured within inorganic revenue.

IHS Kuwait Limited contributed $22.0 million and $12.2 million to revenue and segment Adjusted EBITDA, respectively, in the first half of 2024. The revenue from the first half of 2024 is captured within inorganic revenue.

As of the end of the second quarter of 2024, the MENA segment had 1,676 Towers and 1,698 Tenants. Following completion of the Kuwait Disposal in December 2024, these Towers and Tenants were deconsolidated as of December 31, 2024.

Refer to note 31.2 in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for further information on the disposal of the Kuwait business

CAPITAL EXPENDITURE

Set out below is the capital expenditure for the three month and six month periods ended June 30, 2025 and 2024 for each of our reporting segments:

	Three months ended			Six months ended
	June 30,	June 30,		June 30,	June 30,
	2025	2024	Change	2025	2024	Change
	$’million	$’million	%	$’million	$’million	%

Nigeria	21.5	24.0	(10.4)	32.7	35.8	(8.9)
SSA	7.3	3.3	121.2	15.6	9.8	59.3
Latam	17.5	25.9	(32.4)	41.3	60.4	(31.6)
MENA	—	0.3	(100.0)	—	0.4	(100.0)
Other	—	0.2	(100.0)	0.4	0.4	17.0
Total Capex	46.3	53.7	(13.8)	90.0	106.8	(15.8)

During the second quarter of 2025, capital expenditure (“Total Capex”) was $46.3 million, compared to $53.7 million for the second quarter of 2024. The decrease was primarily driven by lower capital expenditure in our Latam segment reflecting movements in foreign exchange rates and the actions we are taking to improve cash generation and to narrow our focus on capital allocation.

Year-to-date, Total Capex was $90.0 million, compared to $106.8 million for six month period ended June 30, 2024. The decrease was primarily driven by lower capital expenditure in our Latam segment reflecting movements in foreign exchange rates and the actions we are taking to improve cash generation and to narrow our focus on capital allocation.

Nigeria

The 10.4% year-on-year decrease for the second quarter was primarily driven by decreases related to maintenance capital expenditure ($7.6 million) and fiber ($4.2 million), partially offset by increases related to augmentation ($4.2 million), power ($3.8 million) and other capital expenditure ($1.3 million).

The 8.9% year-on-year decrease year-to-date was primarily driven by decreases related to fiber ($8.3 million), power ($5.4 million) and maintenance capital expenditure ($4.7 million) and partially offset by increases in other capital expenditure ($4.2 million).

SSA

The 121.2% year-on-year increase for the second quarter was primarily driven by increases in augmentation ($2.3 million) and other capital expenditure ($0.9 million) and New Sites ($0.7 million).

The 59.3% year-on-year increase year-to-date was primarily driven by increases in augmentation ($4.9 million) and maintenance capital expenditure ($1.6 million), partially offset by decreases in New Sites ($0.7 million).

Latam

The 32.4% year-on-year decrease for the second quarter was primarily driven by decreases related to the fiber business ($7.1 million), New Sites ($2.8 million) and other capital expenditure ($1.7 million), partially offset by an increase related to maintenance capital expenditure ($3.1 million).

The 31.6% year-on-year decrease year-to-date was primarily driven by decreases related to the fiber business ($11.6 million), New Sites ($7.6 million) and other capital expenditure ($2.4 million) partially offset by an increase to maintenance capital expenditure ($2.2 million).

FINANCING ACTIVITIES FOR PERIOD JANUARY 1, 2025 TO JUNE 30, 2025

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on June 30, 2025.

IHS Holding (2025) Revolving Credit Facility and Cancellation of IHS Holding (2020) Revolving Credit Facility

IHS Towers entered into an up to $400 million U.S. dollar-denominated revolving credit facility agreement in June 2025 (the “IHS Holding 2025 RCF”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders.

The facility, which is scheduled to terminate in September 2028 (unless extended for up to two additional one-year periods), has an interest rate equal to Term SOFR plus a margin of 3.50% per annum. There are total commitments of $300 million currently available under the facility, although this amount can be increased by $100 million at the request of IHS Holding Limited, if certain conditions set out in the facility agreement are met. The facility contains customary information undertakings, affirmative covenants and negative covenants. Funds borrowed under the facility can be applied towards general corporate purposes.

The IHS Holding 2025 RCF replaces IHS Towers’ existing $300 million U.S. dollar-denominated revolving credit facility agreement which was originally entered into in March 2020 (the “IHS Holding 2020 RCF”) and was due to expire in October 2026. The IHS Holding 2020 RCF had an interest rate of Term SOFR plus a credit adjustment spread plus a margin of 3.00% per annum. It was cancelled in conjunction with the signing of the IHS Holding 2025 RCF.

As of August 8, 2025, there were no amounts drawn and outstanding under the IHS Holding 2025 RCF.

IHS Holding (2025) Term Loan and Redemption of IHS Brasil - Cessão de Infraestruturas S.A. Debentures

IHS Towers entered into a $200 million term loan agreement in June 2025 (the “IHS Holding 2025 Term Loan”), between, amongst others, IHS Holding Limited as borrower, IHS Mauritius NG Holdco Limited, IHS Mauritius NG1 Limited, IHS Mauritius NG2 Limited, and IHS INT Mauritius Limited as guarantors, Standard Chartered Bank as facility agent and Standard Chartered Bank (Hong Kong) Limited as original lender.

The term loan is scheduled to terminate in December 2027 and amortizes monthly from June 2027 until December 2027. The interest rate is equal to Term SOFR plus a margin (which increases from 4.85% for the first 12 months to 5.85% for the next six months to 6.50% for the next six months to 7.50% for the final six months).

The term loan contains customary information undertakings, affirmative covenants and negative covenants. The IHS Holding 2025 Term Loan was fully drawn in June 2025, and funds were applied towards repaying debentures issued by IHS Brasil - Cessão de Infraestruturas S.A. (“IHS Brasil”) (the “IHS Brasil Debentures”). The IHS Brasil Debentures were issued for BRL 1,200.0 million (approximately $218.7 million), in September 2023 at an interest rate of CDI plus 3.10% and BRL 300.0 million (approximately $54.7 million) in June 2024 at an interest rate of CDI plus 2.80% per annum. The IHS Brasil Debentures were redeemed in full in June 2025 pursuant to a tender offer, using the proceeds of the IHS Holding 2025 Term Loan together with existing cash on hand.

Repayment of Nigeria (2023) Term Loan

An NGN 124.5 billion (approximately $80.7 million) Naira-denominated term loan agreement was entered into in January 2023 (later upsized to NGN 165.0 billion (approximately $106.9 million)) (the “Nigeria 2023 Term Loan”) between, amongst others, IHS Nigeria, IHS Towers NG Limited and INT Towers Limited as borrowers and guarantors; IHS Mauritius NG Holdco Limited, IHS Holding Limited, IHS Mauritius NG1 Limited, IHS Nigeria, IHS Mauritius NG2 Limited., Nigeria Tower Interco B.V. and (since July 2024) INT Towers NG Finco 1 Plc as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate was 20% per annum in the first year, moving to a floating rate of Nigerian MPR plus a margin of 2.5% (as further described therein) for the remainder of the term.

In April 2025, INT Towers Limited fully prepaid the outstanding balance on the Nigeria 2023 Term Loan of NGN 132 billion (approximately $85.5 million, which included $5.3 million of accrued interest).

IHS South Africa (2025) Money Market Facility

IHS SA entered into a ZAR 200.0 million (approximately $11.3 million) money market facility agreement in May 2025 with Absa Bank Limited as lender (the “IHS SA MMF”). Funds borrowed under the IHS SA MMF can be used for general corporate purposes.

As of August 8, 2025, there were no amounts drawn and outstanding under the IHS SA MMF.

INDEBTEDNESS

Set out below is the Group’s indebtedness as at June 30, 2025 and December 31, 2024:

	June 30,	December 31,
	2025	2024
	$’million	$’million

Non‑current
Senior Notes	2,160.9	2,164.2
Debentures and bank term loans	976.3	1,055.0
	3,137.2	3,219.2
Current
Senior Notes	18.6	19.3
Debentures and bank term loans	79.1	102.6
Letters of credit	4.7	6.8
	102.4	128.7

Total borrowings	3,239.6	3,347.9

Refer to note 15 to the interim financial statements for further details on our indebtedness.

LIQUIDITY AND CAPITAL RESOURCES

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. We raised external equity funding at the IHS Holding Limited level, where it is held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries require these funds, the funding is allocated typically through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of June 30, 2025, we had $868.7 million of total liquidity, comprising our unrestricted cash and cash equivalents of $533.1 million, availability under the IHS Holding RCF of $300.0 million, and approximately $35.6 million of availability under other local facilities within the Group.

Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or upstreamed to IHS Holding Limited (or intermediaries thereof). As a holding company, IHS Holding Limited’s only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings. For the year-to-date ended June 30, 2025, our Nigeria Group alone upstreamed $157.9 million to IHS Holding Limited.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for a period of at least 12 months from the date of issuance of these results. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2024 (the “2024 Annual Report”). If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well as to try to ensure that we are well positioned for any refinancing or other opportunities, including for our 2026, 2027 and 2028 Notes and our term loans and other loan facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions.

The information in this section updates as of June 30, 2025, the “Liquidity and Capital Resources” section of the 2024 Annual Report and should be read in conjunction with that report.

MOVEMENTS IN CASH AND CASH EQUIVALENTS DURING THE PERIOD

Set out below is the cashflows for the three month and six month periods ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Net cash from operating activities	237.7	134.7	438.0	210.5
Net cash (used in)/from investing activities	(47.3)	(58.4)	(86.5)	52.0
Net cash (used in)/from financing activities	(291.3)	31.7	(399.4)	(51.6)
Net (decrease)/increase in cash and cash equivalents	(100.9)	108.0	(47.9)	210.9
Cash and cash equivalents at beginning of period	629.0	333.2	578.0	293.8
Exchange differences	5.0	4.5	3.0	(59.0)
Cash and cash equivalents at end of period (a)	533.1	445.7	533.1	445.7

(a)	Includes $1.3 million classified within assets held for sale as of June 30, 2025 (see note 20).

Net cash from operating activities

The year-on-year increase for the second quarter was $103.0 million, primarily driven by a decreased outflow of working capital of $105.1 million and decreased operating income before working capital changes of $1.9 million.

The year-on-year increase for the year-to-date was $227.5 million, primarily driven by a decreased outflow of working capital of $168.1 million and increased operating income before working capital changes of $58.3 million

Net cash used in investing activities

The year-on-year positive movement for the second quarter was primarily due to lower capital expenditure for property, plant and equipment (including advance payments) of $15.7 million offset by lower net short term deposits of $9.2 million.

The year-on-year negative movement for the year-to-date was primarily due to lower net short term deposits of $174.4 million, offset by lower capital expenditure for property, plant and equipment (including advance payments) of $24.5 million.

Net cash used in financing activities

The year-on-year negative movement for the second quarter was primarily due to a $289.3 million lower net cash inflow from the issuance and repayment of borrowings (net of fees) offset by $35.0 million lower interest paid.

The year-on-year negative movement for the year-to-date was primarily due to a $362.7 million lower net cash inflow from the issuance and repayment of borrowings (net of fees), $9.3 million higher interest paid, offset by a $19.9 million positive movement in net loss settled on derivative instruments.

OPERATING INCOME

The year-on-year decrease in operating income for the second quarter was $1.8 million. Administrative expenses for the quarter decreased by $4.1 million, primarily driven by a $3.3 million decrease related to reversal of the impairment of withholding tax receivables and a $4.6 million decrease in professional fees. Cost of sales increased by $4.3 million.

The year-on year increase in operating income for the year-to-date was $168.3 million. Administrative expenses for the year-to-date decreased by $111.8 million, primarily driven by the prior year including an impairment recognized in the IHS Latam tower businesses group of $87.9 million, and a $23.8 million decrease related to reversal of the impairment of withholding tax receivables. Cost of sales reduced by $36.3 million.

FINANCE INCOME/COSTS

Set out below are finance income and costs for the three month and six month periods ended June 30, 2025:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Interest income - bank deposits	11.3	3.9	20.6	7.8
Net foreign exchange gain arising from financing - unrealized	22.4	—	30.3	—
Change in fair value of embedded options	1.4	4.0	4.3	10.6
Change in fair value of foreign exchange swaps	—	30.5	0.2	5.6
Net foreign exchange gain arising from financing - realized	—	4.5	—	—
Other interest income	0.5	—	0.7	—
Change in fair value of interest rate caps	—	0.1	—	0.3
Finance income	35.6	43.0	56.1	24.3

Interest expense - third party borrowings	72.2	78.7	152.7	172.0
Interest and finance charges for lease liabilities	16.6	18.4	32.2	34.1
Interest expense - withholding tax paid on bond interest	8.3	7.1	16.9	7.1
Net foreign exchange loss arising from financing - realized	1.4	—	7.0	23.3
Unwinding of discount on decommissioning liability	2.3	2.2	4.6	4.5
Fees on borrowings and financial derivatives	13.5	3.1	15.3	8.0
Net foreign exchange loss arising from financing - unrealized	—	169.7	—	1,543.4
Net foreign exchange loss on derivative instruments - realized	—	—	—	20.3
Finance costs	114.3	279.2	228.7	1,812.7

Net finance costs	78.7	236.2	172.6	1,788.4

Finance income and costs are typically driven by interest rates on deposits and borrowings. However, for the quarter ended June 30, 2024, finance costs were impacted by significant foreign exchange movements arising on our Nigerian subsidiaries’ U.S. dollar denominated intercompany loans and U.S. dollar denominated letters of credit as a result of the devaluation of the Naira versus the U.S. dollar.

For the quarter ended and the year-to-date to June 30, 2025, the decrease in net finance costs was $157.5 million and $1,615.8 million respectively, in each case primarily driven by the impact of the significant devaluation of the Naira in the comparative periods.

INCOME TAX EXPENSE

Set out below is the income tax expense for the three month and six month periods ended June 30, 2025 and 2024:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
	$’million	$’million	$’million	$’million

Current taxes	36.9	38.0	78.9	42.7
Deferred income taxes	(1.5)	(1.7)	(5.1)	(8.4)
Total taxation expense	35.4	36.3	73.8	34.3

The current income tax expense for the three month period ended June 30, 2025 (“second quarter”) was consistent with the prior year, in line with operational performance. The deferred tax credit for the second quarter includes offsetting impacts for the recognition of deferred tax on losses in the Latam segment and the unwind of deferred tax balances into current tax in the Nigeria segment.

The current tax expense for the six month period ended June 30, 2025 (“year-to-date”) increased by $36.2 million, driven by a $43.7 million increase in the Nigeria segment for the 3 month period ended March 31, 2025 (“first quarter”) which was impacted by movements in uncertain tax positions and by the significant devaluation of the Naira in the comparative period. The year-to-date deferred tax credit includes offsetting impacts for the recognition of deferred tax on losses in the Latam segment and the unwind of deferred tax balances into current tax in the Nigeria segment.

OFF BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

MATERIAL ACCOUNTING POLICIES AND CRITICAL ESTIMATES AND JUDGMENTS

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that we believe to be reasonable under the circumstances.

Our material accounting policies are described under the heading “Material Accounting Policies and Critical Estimates and Judgments” in our 2024 Annual Report and the notes to the audited financial statements in our 2024 Annual Report. There have been no material changes to our material accounting policies and critical estimates and judgments from those discussed in our Annual Report.

For a summary of our material accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for the period ended June 30, 2025.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

RECENT ACCOUNTING PRONOUNCEMENTS

New standards and interpretations not yet adopted are disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.